SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.     )*

Terra Industries Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

880915103

(CUSIP Number)

Douglas C. Barnard

Vice President, General Counsel, and Secretary

CF Industries Holdings, Inc.

4 Parkway North, Suite 400

Deerfield, Illinois 60015

Telephone: (847) 405-2400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Brian W. Duwe

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

(312) 407-0700

September 22, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 880915103		13D	Page 2 of 14 Pages

1	Names of Reporting Persons CF Industries Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,986,048

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,986,048

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,986,048

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.0%(1)

14	Type of Reporting Person (See Instructions) HC, CO

(1) Based on 99,786,406 shares of common stock, without par value, of the Company outstanding as of July 24, 2009, as set forth in the Company’s Form 10-Q for the quarterly period ended June 30, 2009.

CUSIP No. 880915103		13D	Page 3 of 14 Pages

1	Names of Reporting Persons CF Industries, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,986,048

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,986,048

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,986,048

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.0%(2)

14	Type of Reporting Person (See Instructions) CO

(2) Based on 99,786,406 shares of common stock, without par value, of the Company outstanding as of July 24, 2009, as set forth in the Company’s Form 10-Q for the quarterly period ended June 30, 2009.

CUSIP No. 880915103		13D	Page 4 of 14 Pages

1	Names of Reporting Persons CF Composite, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,986,048

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,986,048

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,986,048

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.0%(3)

14	Type of Reporting Person (See Instructions) CO

(3) Based on 99,786,406 shares of common stock, without par value, of the Company outstanding as of July 24, 2009, as set forth in the Company’s Form 10-Q for the quarterly period ended June 30, 2009.

CUSIP No. 880915103	13D	Page 5 of 14 Pages

Item 1.            Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, without par value (the “Company Shares”), of Terra Industries Inc., a Maryland corporation (the “Company”).  The Company’s principal executive offices are located at Terra Centre, 600 Fourth Street, P.O. Box 6000, Sioux City, Iowa 51102-6000.

Item 2.            Identity and Background.

This Statement is being filed by CF Industries Holdings, Inc., a Delaware corporation (“CF Holdings”), CF Industries, Inc., a Delaware corporation and wholly-owned subsidiary of CF Holdings (“CF Industries”), and CF Composite, Inc., a New York corporation and wholly-owned subsidiary of CF Industries (“CF Composite” and, together with CF Holdings and CF Industries, the “Reporting Persons”).

CF Holdings is the holding company for the operations of CF Industries. CF Industries is a major producer and distributor of nitrogen and phosphate fertilizer products. CF Industries operates world-scale nitrogen fertilizer plants in Donaldsonville, Louisiana and Medicine Hat, Alberta, Canada; conducts phosphate mining and manufacturing operations in Central Florida; and distributes fertilizer products through a system of terminals, warehouses and associated transportation equipment located primarily in the midwestern United States. CF Holdings, through an indirect wholly-owned subsidiary, also owns a 50% interest in KEYTRADE AG, a global fertilizer trading organization headquartered near Zurich, Switzerland. CF Composite, an indirect wholly-owned subsidiary of CF Holdings and a direct wholly-owned subsidiary of CF Industries, has not carried on any activities other than as described in Item 4 below. The address of the principal business and the address of the principal office of each of the Reporting Persons is 4 Parkway North, Suite 400, Deerfield, Illinois 60015-2590.

(a)–(f) The name, business address, present principal occupation or employment and citizenship of each executive officer and director of each of the Reporting Persons is set forth on Schedule A to this Statement, which is incorporated herein by reference.

(d) During the last five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named on Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.            Source and Amount of Funds or Other Consideration.

The aggregate purchase price the Reporting Persons paid for the Company Shares reported on this Statement (the “Purchased Shares”) was $247,063,409. The source of funding

CUSIP No. 880915103	13D	Page 6 of 14 Pages

for the purchase of the Purchased Shares was the general working capital of CF Industries. No part of the purchase price of the Purchased Shares is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Purchased Shares.

Item 4.            Purpose of Transaction.

The Reporting Persons acquired the Purchased Shares to further CF Holdings’ proposal for a business combination with the Company.

CF Holdings’ Proposals and Actions Related to a Business Combination with the Company

On January 15, 2009, CF Holdings delivered a letter to the board of directors of the Company (the “Board”) setting forth a proposal for a business combination with the Company, whereby CF Holdings would acquire all of the outstanding Company Shares at a fixed exchange ratio of 0.4235 shares of CF Holdings common stock, par value $0.01 per share (the “CF Shares”), for each Company Share.  A copy of CF Holdings’ letter to the Board, dated January 15, 2009, is filed as Exhibit 1 hereto and incorporated herein by reference.  On January 28, 2009, the Board rejected CF Holdings’ proposal.

On February 23, 2009, CF Holdings and a wholly-owned subsidiary commenced an exchange offer for all of the outstanding Company Shares at an exchange ratio of 0.4235 CF Shares for each Company Share (the “Exchange Offer”).

On March 9, 2009, CF Holdings delivered a letter to the Board stating that CF Holdings would be prepared to enter into a negotiated merger agreement with the Company that provides for an exchange ratio based on $27.50 for each Company Share, with an exchange ratio of not less than 0.4129 and not more than 0.4539 CF Shares for each Company Share. In addition, CF Holdings stated in such letter that CF Holdings would be prepared to enter into a negotiated merger agreement with the Company that restructured the consideration in the proposed transaction to include shares of a newly issued CF Holdings participating preferred stock. A copy of CF Holdings’ letter to the Board, dated March 9, 2009, is filed as Exhibit 2 hereto and incorporated herein by reference. On March 11, 2009, the Board rejected CF Holdings’ proposal.

On March 23, 2009, CF Holdings delivered a letter to the Board stating that CF Holdings would be prepared to enter into a negotiated merger agreement with the Company, structured as outlined in CF Holdings’ letter to the Board on March 9, 2009, with an exchange ratio based on $30.50 for each Company Share, the exchange ratio to be not less than 0.4129 and not more than 0.4539 CF Shares for each Company Share.  A copy of CF Holdings’ letter to the Board, dated March 23, 2009, is filed as Exhibit 3 hereto and incorporated herein by reference.  On March 24, 2009, the Board rejected CF Holdings’ proposal.

On June 19, 2009, CF Holdings received a standard, unqualified “no action” letter from the Canadian Competition Bureau confirming that the Canadian Commissioner of Competition does not intend to challenge CF Holdings’ proposed business combination with the Company.

CUSIP No. 880915103	13D	Page 7 of 14 Pages

On August 5, 2009, CF Holdings delivered a letter to the Board stating that CF Holdings would be prepared to enter into a negotiated merger agreement with the Company that provides for a fixed exchange ratio of 0.4650 CF Shares for each Company Share, the return of a substantial amount of cash to the stockholders of the combined company and the issuance of “contingent future shares” to CF Holdings’ stockholders immediately prior to the closing of the proposed business combination that would convert into CF Shares under certain circumstances.  A copy of CF Holdings’ letter to the Board, dated August 5, 2009, is filed as Exhibit 4 hereto and incorporated herein by reference. On August 25, 2009, the Board rejected CF Holdings’ proposal.

On August 6, 2009, CF Holdings announced that the premerger waiting period applicable to the proposed business combination with the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired at 11:59 p.m. on August 5, 2009.

On August 12, 2009, CF Holdings received a letter from the U.S. Federal Trade Commission stating that it had closed its investigation into CF Holdings’ proposed business combination with the Company.

On August 31, 2009, the Exchange Offer expired in accordance with its terms without CF Holdings purchasing any Company Shares thereunder.

As described in Item 5 below, between September 10, 2009 and September 25, 2009, CF Industries purchased 6,985,048 Company Shares, constituting approximately 7.0% of the outstanding Company Shares, in open market transactions for an aggregate purchase price of approximately $247 million.

On September 24, 2009, the Company announced plans for a special cash dividend of $7.50 per Company Share, an aggregate of approximately $750 million, which the Company expected to declare and pay in the fourth quarter of 2009.  The Company also announced the commencement of a tender offer and consent solicitation to purchase any and all outstanding 7.00% Senior Notes due 2017 of the Company (the “2017 Notes”) for cash at a price equal to 104.5% of par, including a consent fee. In addition, the Company announced plans to raise up to $600 million of capital through a debt financing.

On September 28, 2009, in addition to filing this Statement, CF Holdings delivered to the Company a proposed draft form of merger agreement setting forth the terms of the proposed business combination between CF Holdings and the Company (the “Proposed Merger Agreement”). Among other things, the Proposed Merger Agreement contains the terms of the proposed merger pursuant to which the business combination would be effected, the conditions to the consummation of the merger, and the parties’ respective representations, warranties, covenants and agreements in connection therewith.  Under the terms of the Proposed Merger Agreement, upon the closing of the transaction, each outstanding Company Share would be converted into the right to receive 0.4650 CF Shares (the “Exchange Ratio”). If the Company declares the special dividend of $7.50 per Company Share that the Company announced on September 24, 2009, the Exchange Ratio would be appropriately adjusted based on trading

CUSIP No. 880915103	13D	Page 8 of 14 Pages

prices of CF Shares for an agreed period prior to the closing of the transaction. Under the terms of the Proposed Merger Agreement, the Company would also have the option to cause CF Holdings to issue, in lieu of the common stock consideration, a combination of a fraction of a CF Share and a fraction of a share of a new series of CF Holdings participating preferred stock, which is intended to be equivalent in value, in the aggregate, to 0.4650 CF Shares (or the applicable adjusted Exchange Ratio if the Company declares the special dividend); however, the Company’s election of such option would only become effective if CF Holdings stockholders do not approve the issuance of the CF Shares in the transaction. The terms of the Proposed Merger Agreement include that CF Holdings would issue contingent future shares to CF Holdings’ stockholders immediately prior to the closing of the business combination that would convert into an aggregate of 5 million CF Shares if for a specified period following the business combination CF Shares trade at over $125 per share.  In addition to other customary closing conditions, the Proposed Merger Agreement is conditioned upon the Company exercising its right, pursuant to the provisions of the charter of the Company establishing the terms of the 4.25% Series A Cumulative Convertible Perpetual Preferred Shares, without par value, of the Company, to require all holders of such shares to exchange such shares for convertible subordinated debentures of the Company.  In addition to the conditions set forth in the Proposed Merger Agreement, the proposed business combination is subject to approval by the Board and CF Holdings’ satisfactory completion of confirmatory due diligence on the Company and its subsidiaries.

The Proposed Merger Agreement also contains provisions relating to the Board and the Company’s officers and charter and bylaws following the proposed merger. Pursuant to the Proposed Merger Agreement, at the effective time of the proposed merger, the directors and officers of CF Holdings’ wholly-owned merger subsidiary (“Merger Sub”) would become the initial directors and officers of the Company. The existing directors of Merger Sub are Stephen R. Wilson, Anthony J. Nocchiero and Douglas C. Barnard. The existing officers of Merger Sub are Stephen R. Wilson, President, Douglas C. Barnard, Vice President and Secretary, and Anthony J. Nocchiero, Vice President, Treasurer, and Assistant Secretary. Also pursuant to the Proposed Merger Agreement, at the effective time of the proposed merger, the Company’s charter would be amended and restated in its entirety as set forth in an exhibit to be attached to the Proposed Merger Agreement, and, as so amended, would be the charter of the Company until amended as provided therein or by applicable law. The amended and restated charter would amend the Company’s current charter to simplify the authorized capital stock, eliminate provisions relating to takeover defenses and otherwise contain customary provisions for a wholly-owned subsidiary of a public company. Pursuant to the Proposed Merger Agreement, at the effective time of the proposed merger, the bylaws of Merger Sub would become the bylaws of the Company until amended as provided therein or by applicable law. The new bylaws would eliminate provisions related to takeover defenses contained in the Company’s current bylaws and otherwise contain customary provisions for a wholly-owned subsidiary of a public company. In addition, upon consummation of the proposed merger, the Company Shares would be delisted from the New York Stock Exchange and would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act.

A copy of the Proposed Merger Agreement, including term sheets for the preferred stock and contingent future shares, is filed as Exhibit 5 hereto and incorporated herein by reference.  The above summary and description of the Proposed Merger Agreement is qualified in its entirety by reference to such Exhibit 5.

CUSIP No. 880915103	13D	Page 9 of 14 Pages

Election of Directors at the Company’s 2009 Annual Meeting of Stockholders

To further CF Holdings’ proposal for a business combination with the Company, CF Composite, the record owner of 1,000 Company Shares, nominated three individuals for election as directors of the Company at the Company’s 2009 Annual Meeting of Stockholders of the Company (the “2009 Annual Meeting”).  CF Composite nominated the three nominees, John N. Lilly, David A. Wilson and Irving B. Yoskowitz (the “Nominees”), by delivering a notice to the Company on February 3, 2009, in accordance with the Amended and Restated Bylaws of the Company (the “Bylaws”).

On April 14, 2009, the Company announced that on and effective April 13, 2009, the Board had amended the Bylaws in order to eliminate the requirement that the Company’s annual meeting of stockholders be held during the period from April 15 to May 15 of each calendar year and to instead provide that the Company’s annual meeting of stockholders be held on such day of each calendar year as shall be designated by the Board.

On August 31, 2009, as the Company had not yet announced a date for the 2009 Annual Meeting, CF Composite filed a complaint in the Circuit Court for Baltimore City, captioned CF Composite, Inc. v. Terra Industries Inc., requesting that the court compel the Company to schedule the 2009 Annual Meeting immediately and hold the 2009 Annual Meeting as soon as reasonably possible.

Later on August 31, 2009, the Company announced that it planned to hold the 2009 Annual Meeting on Thursday, November 19, 2009.

On September 8, 2009, the Company announced that it planned to hold the 2009 Annual Meeting on Friday, November 20, 2009.

On September 9, 2009, because the Company scheduled the 2009 Annual Meeting for a date that is more than 60 days after the anniversary date of the 2008 Annual Meeting of Stockholders of the Company, CF Composite resubmitted to the Company its nomination of the Nominees for election as directors of the Company at the 2009 Annual Meeting, notwithstanding CF Composite’s earlier nomination of the Nominees in accordance with the Bylaws.

CF Holdings and CF Composite intend to solicit proxies from the Company’s stockholders for the 2009 Annual Meeting with respect to the Nominees’ election to the Board to give the Company’s stockholders a means of showing their support for a business combination between CF Holdings and the Company. Because the proposed business combination between CF Holdings and the Company may only proceed with the approval of the Board, the election of the Nominees is an important step toward a possible transaction between CF Holdings and the Company. The Board currently consists of eight directors, divided into three separate classes which are elected to staggered three year terms. Only one class of directors is elected per year. As a result, if the Nominees are elected to the Board, they will not constitute a majority of the Board. If necessary, CF Holdings presently intends to nominate additional persons to be considered for election to the Board at the Company’s 2010 Annual Meeting of Stockholders and to ultimately replace a majority of the members of the Board with nominees selected by CF Holdings.

CUSIP No. 880915103	13D	Page 10 of 14 Pages

The Reporting Persons intend to vote all of the Company Shares that they beneficially own for the election of the Nominees at the 2009 Annual Meeting.

Potential Changes to the Company’s Business Following Consummation of the Proposed Business Combination

Following the consummation of the proposed business combination or if CF Holdings otherwise obtains access to the books and records of the Company, CF Holdings intends to conduct a detailed review of the Company’s business, operations, capitalization and management and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. It is expected that, initially following the proposed business combination, the business and operations of the Company will, except as set forth in the Proposed Merger Agreement, be continued substantially as they are currently being conducted, but CF Holdings expressly reserves the right to make any changes that it deems necessary, appropriate or convenient to optimize the Company’s potential in conjunction with CF Holdings’ businesses or in light of future developments. Such changes could include, among other things, changes in the Company’s business, corporate structure, assets, properties, marketing strategies, capitalization, management, personnel or dividend policy and additional changes to the Company’s charter and bylaws. As noted above, on September 24, 2009, the Company announced the commencement of a tender offer and consent solicitation to purchase any and all of its outstanding 2017 Notes and announced plans to raise up to $600 million of capital through a debt financing.

Other

CF Holdings may in the future modify its objectives and proposals regarding the Company. CF Holdings and its representatives and advisors intend to continue to pursue negotiations with the Company and its advisors regarding a business combination with the Company. CF Holdings and its representatives and advisors also intend to communicate formally and informally with other stockholders of the Company, industry participants and other interested parties concerning a business combination with the Company.

The Reporting Persons may exercise any and all of their rights as stockholders of the Company in a manner consistent with their equity interests and investment objectives. The Reporting Persons may from time-to-time (i) acquire additional Company Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Company Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise. The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to Company Shares beneficially owned by the Reporting Persons, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as the Reporting Persons may determine.

Except as described herein or as would occur upon completion of any of the actions described herein, the Reporting Persons do not and, to the best of the Reporting Persons’ knowledge, the persons named on Schedule A hereto do not, as of the date of this Statement, have any specific

CUSIP No. 880915103	13D	Page 11 of 14 Pages

plans or proposals that relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                   Interest in Securities of the Issuer.

(a) According to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, there were 99,786,406 Company Shares outstanding as of July 24, 2009.

The Reporting Persons beneficially own, in the aggregate, 6,986,048 Company Shares, or approximately 7.0% of the outstanding Company Shares. Of such shares: (i) 6,985,048 Company Shares, or approximately 7.0% of the outstanding Company Shares, are (a) owned directly by CF Industries and (b) beneficially owned by CF Holdings, as the owner of 100% of the capital stock of CF Industries, and CF Composite, as a direct wholly-owned subsidiary of CF Industries; and (ii) 1,000 Company Shares, or approximately .001% of the outstanding Company Shares, are (a) owned directly by CF Composite and (b) beneficially owned by CF Holdings and CF Industries.

To the best of the Reporting Persons’ knowledge, none of the persons named on Schedule A hereto is the beneficial owner of any Company Shares.

(b) The Reporting Persons have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition, of the Purchased Shares.

(c) Except as set forth on Schedule B hereto, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named on Schedule A hereto, has effected any transaction in the Company Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.                                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

CF Industries is party to a Credit Agreement, dated as of August 16, 2005, as amended, with CF Holdings, CF Composite, the other loan guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (the “Credit Agreement”). Under the terms of the Credit Agreement and related documents, obligations under the Credit Agreement are secured by, among other things, substantially all of the personal property and assets, both tangible and intangible, of CF Industries, including the Purchased Shares. No borrowings under the Credit Agreement were used by the Reporting Persons to finance the Reporting Persons’ acquisition of beneficial ownership of the Purchased Shares. Copies of the Credit Agreement and the amendments thereto are filed as Exhibits 6, 7, and 8 to this Statement.

Other than as described in Items 4, 5 and 6 hereof and the documents attached as exhibits hereto, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named on Schedule A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to

CUSIP No. 880915103	13D	Page 12 of 14 Pages

transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                                   Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

Exhibit 1	Letter Proposal, dated January 15, 2009, from CF Industries Holdings, Inc. to Terra Industries Inc.

Exhibit 2	Letter Proposal, dated March 9, 2009, from CF Industries Holdings, Inc. to Terra Industries Inc.

Exhibit 3	Letter Proposal, dated March 23, 2009, from CF Industries Holdings, Inc. to Terra Industries Inc.

Exhibit 4	Letter Proposal, dated August 5, 2009, from CF Industries Holdings, Inc. to Terra Industries Inc.

Exhibit 5	Form of Agreement and Plan of Merger, to be entered into among CF Industries Holdings, Inc., Composite Merger Corporation and Terra Industries Inc.

Exhibit 6

Credit Agreement, dated as of August 16, 2005, by and among CF Industries Holdings, Inc., as Loan Guarantor, CF Industries, Inc., as Borrower, the Subsidiary Guarantors party thereto, as Loan Guarantors, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to CF Industries Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on August 19, 2005, File No. 001-32597)

Exhibit 7

First Amendment to Credit Agreement, dated as of September 5, 2005, by and among CF Industries Holdings, Inc., as Loan Guarantor, CF Industries, Inc., as Borrower, the Subsidiary Guarantors party thereto, as Loan Guarantors, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.24 to CF Industries Holdings, Inc.’s Annual Report on Form 10-K, filed with the SEC on February 27, 2008, File No. 001-32597)

Exhibit 8

Second Amendment to Credit Agreement, dated as of July 31, 2007, by and among CF Industries Holdings, Inc., as Loan Guarantor, CF Industries, Inc., as Borrower, the Subsidiary Guarantors party thereto, as Loan Guarantors, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.25 to CF Industries Holdings, Inc.’s Annual Report on Form 10-K, filed with the SEC on February 27, 2008, File No. 001-32597)

Exhibit 9	Joint Filing Agreement, dated as of September 28, 2009, by and among CF Industries Holdings, Inc., CF Industries, Inc. and CF Composite, Inc.

CUSIP No. 880915103	13D	Page 13 of 14 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 28, 2009

CF INDUSTRIES HOLDINGS, INC.

by	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Vice President, General Counsel, and Secretary

CF INDUSTRIES, INC.

by	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Vice President, General Counsel, and Secretary

CF COMPOSITE, INC.

by	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Director, Vice President, and Secretary

CUSIP No. 880915103	13D	Page 14 of 14 Pages

EXHIBIT INDEX

Exhibit Number	Exhibit Name

Exhibit 1	Letter Proposal, dated January 15, 2009, from CF Industries Holdings, Inc. to Terra Industries Inc.

Exhibit 2	Letter Proposal, dated March 9, 2009, from CF Industries Holdings, Inc. to Terra Industries Inc.

Exhibit 3	Letter Proposal, dated March 23, 2009, from CF Industries Holdings, Inc. to Terra Industries Inc.

Exhibit 4	Letter Proposal, dated August 5, 2009, from CF Industries Holdings, Inc. to Terra Industries Inc.

Exhibit 5	Form of Agreement and Plan of Merger, to be entered into among CF Industries Holdings, Inc., Composite Merger Corporation and Terra Industries Inc.

Exhibit 6

Credit Agreement, dated as of August 16, 2005, by and among CF Industries Holdings, Inc., as Loan Guarantor, CF Industries, Inc., as Borrower, the Subsidiary Guarantors party thereto, as Loan Guarantors, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to CF Industries Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on August 19, 2005, File No. 001-32597)

Exhibit 7

First Amendment to Credit Agreement, dated as of September 5, 2005, by and among CF Industries Holdings, Inc., as Loan Guarantor, CF Industries, Inc., as Borrower, the Subsidiary Guarantors party thereto, as Loan Guarantors, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.24 to CF Industries Holdings, Inc.’s Annual Report on Form 10-K, filed with the SEC on February 27, 2008, File No. 001-32597)

Exhibit 8

Second Amendment to Credit Agreement, dated as of July 31, 2007, by and among CF Industries Holdings, Inc., as Loan Guarantor, CF Industries, Inc., as Borrower, the Subsidiary Guarantors party thereto, as Loan Guarantors, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.25 to CF Industries Holdings, Inc.’s Annual Report on Form 10-K, filed with the SEC on February 27, 2008, File No. 001-32597)

Exhibit 9	Joint Filing Agreement, dated as of September 28, 2009, by and among CF Industries Holdings, Inc., CF Industries, Inc. and CF Composite, Inc.

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

The following is a list of the executive officers and directors of the Reporting Persons, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person.  Unless otherwise indicated, the current business address of each person is 4 Parkway North, Suite 400, Deerfield, Illinois 60015-2590. All executive officers and directors listed below are citizens of the United States. Capitalized terms used but not otherwise defined in this Schedule A have the meaning ascribed to them in the Schedule 13D to which this Schedule A is attached.

Board of Directors of CF Holdings

Name	Present Position with CF Holdings or Other Principal Occupation or Employment	Business Address (if other than CF Holdings)

Stephen R. Wilson	Chairman of the Board, President and Chief Executive Officer, CF Holdings

Robert C. Arzbaecher	Director, CF Holdings Chairman of the Board, President and Chief Executive Officer, Actuant Corporation, a manufacturer and marketer of industrial products and systems	13000 West Silver Spring Dr. Butler, Wisconsin, 53007

Wallace W. Creek	Director, CF Holdings Director, Columbus McKinnon Corporation, a manufacturer of material handling products

William Davisson	Director, CF Holdings Chief Executive Officer, GROWMARK, Inc., a regional cooperative providing agriculture-related products and services and grain marketing	1701 Towanda Avenue Bloomington, Illinois 61701

Stephen A. Furbacher	Director, CF Holdings

David R. Harvey	Director, CF Holdings Director, Sigma-Aldrich Corporation, a manufacturer and distributor of biochemical and organic chemicals

John D. Johnson	Director, CF Holdings President and Chief Executive Officer, CHS Inc., a diversified energy, grains and foods company	5600 Cenex Drive Inver Grove Heights, Minnesota, 55077

Edward A. Schmitt	Director, CF Holdings

1

Executive Officers of CF Holdings

Name	Present Position with CF Holdings

Stephen R. Wilson	Chairman of the Board, President and Chief Executive Officer

Anthony J. Nocchiero	Senior Vice President and Chief Financial Officer

Douglas C. Barnard	Vice President, General Counsel, and Secretary

Bert A. Frost	Vice President, Sales and Market Development

Richard A. Hoker	Vice President and Corporate Controller

Wendy S. Jablow Spertus	Vice President, Human Resources

Philipp P. Koch	Vice President, Supply Chain

Lynn F. White	Vice President, Corporate Development

W. Anthony Will	Vice President, Manufacturing and Distribution

2

Board of Directors of CF Industries

Name	Present Position with CF Industries or Other Principal Occupation or Employment

Stephen R. Wilson	Chairman of the Board, President and Chief Executive Officer, CF Industries Chairman of the Board, President and Chief Executive Officer, CF Holdings

Anthony J. Nocchiero	Director, CF Industries Senior Vice President and Chief Financial Officer, CF Holdings

Douglas C. Barnard	Director, CF Industries Vice President, General Counsel, and Secretary, CF Holdings

3

Executive Officers of CF Industries

Name	Present Position with CF Industries or Other Principal Occupation or Employment

Stephen R. Wilson	Chairman of the Board, President and Chief Executive Officer, CF Industries Chairman of the Board, President and Chief Executive Officer, CF Holdings

Anthony J. Nocchiero	Senior Vice President and Chief Financial Officer, CF Industries Director, CF Industries Senior Vice President and Chief Financial Officer, CF Holdings

Douglas C. Barnard	Vice President, General Counsel, and Secretary, CF Industries Director, CF Industries Vice President, General Counsel, and Secretary, CF Holdings

Bert A. Frost	Vice President, Sales and Market Development, CF Industries Vice President, Sales and Market Development, CF Holdings

Richard A. Hoker	Vice President and Corporate Controller, CF Industries Vice President and Corporate Controller, CF Holdings

Wendy S. Jablow Spertus	Vice President, Human Resources, CF Industries Vice President, Human Resources, CF Holdings

Philipp P. Koch	Vice President, Supply Chain, CF Industries Vice President, Supply Chain, CF Holdings

Lynn F. White	Vice President, Corporate Development, CF Industries Vice President, Corporate Development, CF Holdings

W. Anthony Will	Vice President, Manufacturing and Distribution, CF Industries Vice President, Manufacturing and Distribution, CF Holdings

4

Board of Directors of CF Composite

Name	Present Position with CF Composite or Other Principal Occupation or Employment

Stephen R. Wilson	Director and President, CF Composite Chairman of the Board, President and Chief Executive Officer, CF Holdings

Anthony J. Nocchiero	Director and Vice President, CF Composite Senior Vice President and Chief Financial Officer, CF Holdings

Douglas C. Barnard	Director, Vice President and Secretary, CF Composite Vice President, General Counsel, and Secretary, CF Holdings

5

Executive Officers of CF Composite

Name	Present Position with CF Composite or Other Principal Occupation or Employment

Stephen R. Wilson	Director and President, CF Composite Chairman of the Board, President and Chief Executive Officer, CF Holdings

Anthony J. Nocchiero	Director and Vice President, CF Composite Senior Vice President and Chief Financial Officer, CF Holdings

Douglas C. Barnard	Director, Vice President and Secretary, CF Composite Vice President, General Counsel, and Secretary, CF Holdings

6

SCHEDULE B

Certain Information Required by Item 5 of Schedule 13D

(c) During the past 60 days, CF Industries purchased Terra Shares in open market transactions as indicated below. The price per share excludes brokerage commissions.

September 10, 2009

No. of Shares Purchased	Price Per Share

2,100	$31.4200
400	$31.4800
800	$31.4900
100	$31.5000
1,900	$31.5100
300	$31.5200
300	$31.5300
400	$31.5400
100	$31.5500
700	$31.5600
1,000	$31.5800
200	$31.5900
900	$31.6000
700	$31.6100
1,300	$31.6200
700	$31.6300
1,800	$31.6400
1,800	$31.6500
800	$31.6600
696	$31.6700
100	$31.6800
400	$31.6900
300	$31.7000
700	$31.7100
800	$31.7200
504	$31.7300
3,700	$31.7400
2,500	$31.7498
800	$31.7600
500	$31.7700
930	$31.7800
100	$31.7900
770	$31.8000
100	$31.8100
102	$31.8600

279	$31.8700
200	$31.8800
1,021	$31.8900
100	$31.9100
200	$31.9200
698	$31.9300
200	$31.9400
1,579	$31.9500
900	$31.9600
1,400	$31.9700
1,221	$31.9800
1,200	$31.9900
2,500	$32.0000
800	$32.0100
400	$32.0200
1,500	$32.0300
1,500	$32.0400
2,100	$32.0500
700	$32.0600
500	$32.0700
400	$32.0800
3,000	$32.0902
12,496	$32.1001
2,509	$32.1100
6,791	$32.1201
6,214	$32.1301
6,321	$32.1400
10,009	$32.1500
5,361	$32.1600
3,699	$32.1700
2,800	$32.1800
1,400	$32.1900
8,200	$32.2003
4,193	$32.2100
7,786	$32.2199
7,041	$32.2299
7,313	$32.2401
6,901	$32.2500
4,100	$32.2599
3,862	$32.2699
7,304	$32.2800
4,957	$32.2900
14,781	$32.3001
10,241	$32.3101
12,657	$32.3200
8,197	$32.3299
4,567	$32.3401
5,183	$32.3501

4,995	$32.3600
2,859	$32.3698
3,276	$32.3800
7,967	$32.3900
8,520	$32.3999
100	$32.4150
1,400	$32.4200
2,100	$32.4300
3,144	$32.4394
3,419	$32.4499
2,200	$32.4600
900	$32.4700
2,284	$32.4804
8,227	$32.4901
10,005	$32.5000
9,800	$32.5100
2,200	$32.5200
5,321	$32.5300
2,400	$32.5400
4,729	$32.5500
4,202	$32.5601
10,674	$32.5700
16,892	$32.5800
8,603	$32.5899
9,194	$32.6000
2,306	$32.6100

September 11, 2009

No. of Shares Purchased	Price Per Share

100	$32.7000
400	$32.7200
587	$32.7400
313	$32.7500
400	$32.7600
1,200	$32.7700
200	$32.7800
600	$32.7900
118	$32.8000
300	$32.8100
1,500	$32.8200
1,200	$32.8300
2,133	$32.8400
5,000	$32.8500
1,017	$32.8600

1,483	$32.8700
2,000	$32.8800
882	$32.8900
1,500	$32.9000
1,867	$32.9100
1,528	$32.9200
1,300	$32.9300
1,400	$32.9400
1,200	$32.9500
400	$32.9600
973	$32.9700
1,384	$32.9800
1,970	$32.9900
19,729	$33.0000
3,804	$33.0100
4,785	$33.0198
3,322	$33.0300
3,561	$33.0400
3,900	$33.0500
4,469	$33.0600
4,279	$33.0700
4,684	$33.0800
8,672	$33.0901
11,954	$33.1001
9,553	$33.1100
8,421	$33.1199
11,467	$33.1302
13,815	$33.1400
16,875	$33.1499
7,210	$33.1601
6,887	$33.1701
8,397	$33.1800
10,033	$33.1900
15,801	$33.2000
6,150	$33.2100
7,066	$33.2197
8,044	$33.2300
16,300	$33.2400
10,777	$33.2500
5,800	$33.2599
6,100	$33.2698
5,630	$33.2800
3,167	$33.2900
7,117	$33.2998
9,200	$33.3100
4,044	$33.3200
3,944	$33.3300
2,600	$33.3406

3,100	$33.3502
2,000	$33.3600
1,900	$33.3700
711	$33.3800
1,288	$33.3900
1,300	$33.4000
400	$33.4200
1,189	$33.4300
700	$33.4350
500	$33.4500
400	$33.4600
800	$33.4700
2,100	$33.4800
2,393	$33.4900
7,807	$33.5000
1,500	$33.5100
1,800	$33.5200
1,000	$33.5305
2,100	$33.5400
3,900	$33.5501
1,300	$33.5600
900	$33.5700
400	$33.5750

September 14, 2009

No. of Shares Purchased	Price Per Share

100	$32.7600
300	$32.7700
100	$32.8800
12,008	$32.8900
2,400	$32.9200
300	$32.9300
200	$32.9700
600	$32.9800
300	$32.9900
600	$33.0600
800	$33.0700
512	$33.0800
1,000	$33.0900
2,806	$33.0987
4,894	$33.1100
6,029	$33.1207
12,828	$33.1304
5,489	$33.1402

16,576	$33.1497
14,879	$33.1595
20,800	$33.1702
20,285	$33.1802
24,923	$33.1899
25,979	$33.2001
16,800	$33.2099
16,696	$33.2195
8,957	$33.2306
7,400	$33.2404
2,847	$33.2500
1,100	$33.2600
800	$33.2700
2,200	$33.2800
400	$33.2900
800	$33.3000
1,900	$33.3092
600	$33.3200
3,400	$33.3300
1,262	$33.3400
338	$33.3500
2,500	$33.3618
900	$33.3700
1,400	$33.3800
1,100	$33.3900
1,600	$33.4000
1,700	$33.4100
200	$33.4200
500	$33.4300
600	$33.4400
1,400	$33.4500
1,100	$33.4600
2,177	$33.4700
3,400	$33.4800
4,600	$33.4900
15,923	$33.5000
3,645	$33.5500

September 15, 2009

No. of Shares Purchased	Price Per Share

927	$33.5900
7,950	$33.6000
600	$33.6900
1,123	$33.7000

2,000	$33.7180
400	$33.7500
600	$33.7600
1,300	$33.8500
737	$33.8600
1,776	$33.8700
10,061	$33.8811
18,213	$33.8900
10,300	$33.8997
4,600	$33.9091
3,713	$33.9211
6,800	$33.9300
13,260	$33.9400
12,100	$33.9500
15,040	$33.9600
9,500	$33.9699
9,100	$33.9798
13,328	$33.9900
17,272	$34.0000
5,300	$34.0100
13,672	$34.0204
48,500	$34.0325
42,304	$34.0400
152,530	$34.0499
20,079	$34.0600
12,280	$34.0700
16,440	$34.0800
7,511	$34.0897
31,028	$34.1000
7,939	$34.1100
16,379	$34.1200
46,145	$34.1300
4,600	$34.1400
5,700	$34.1500
8,500	$34.1600
2,800	$34.1700
2,902	$34.1800
3,100	$34.1900
4,900	$34.2000
2,000	$34.2100
2,786	$34.2200
6,172	$34.2302
6,788	$34.2401
11,044	$34.2500
500	$34.2600
410	$34.2800
800	$34.3000
501	$34.3100

1,391	$34.3200
2,400	$34.3300
4,455	$34.3400
8,454	$34.3500
1,000	$34.3700
4,100	$34.3800
2,006	$34.3900
3,700	$34.4000
6,085	$34.4111
4,409	$34.4200
3,298	$34.4300
3,602	$34.4400
2,600	$34.4500
400	$34.4600
200	$34.4700
300	$34.4817
1,600	$34.4900
2,800	$34.5000
500	$34.5100
635	$34.5200
2,665	$34.5300
1,300	$34.5400
6,300	$34.5500
600	$34.5600
800	$34.5700
800	$34.5800
900	$34.5894
2,400	$34.6000
798	$34.6100
902	$34.6200
1,008	$34.6307
1,700	$34.6400
4,192	$34.6500
800	$34.6600
100	$34.6800
100	$34.6900
400	$34.7000
100	$34.7100
1,800	$34.7200
3,899	$34.7299
5,301	$34.7400
5,400	$34.7500
10,800	$34.7600
8,199	$34.7700
10,901	$34.7800
12,699	$34.7900
22,647	$34.8000
6,157	$34.8100

9,899	$34.8200
8,899	$34.8300
6,798	$34.8396
9,592	$34.8505
4,908	$34.8600
7,304	$34.8694
17,861	$34.8800
19,411	$34.8900
33,033	$34.9000
14,061	$34.9097
12,124	$34.9207
17,341	$34.9300
13,559	$34.9398
34,053	$34.9501
10,788	$34.9600
9,820	$34.9697
10,997	$34.9805
32,154	$34.9900
35,062	$35.0000

September 16, 2009

No. of Shares Purchased	Price Per Share

7,600	$35.0000
100	$35.0800
700	$35.1050
1,872	$35.1224
600	$35.1300
100	$35.1400
100	$35.1500
400	$35.1600
900	$35.1700
700	$35.1800
800	$35.1900
700	$35.2000
2,400	$35.2100
200	$35.2200
1,600	$35.2250
25,300	$35.2400
1,400	$35.2500
1,100	$35.2750
800	$35.2800
4,000	$35.3024
100	$35.3100
600	$35.3300

500	$35.3500
800	$35.3600
300	$35.3700
800	$35.3800
2,700	$35.3900
4,446	$35.3999
2,000	$35.4088
7,900	$35.4208
5,200	$35.4300
7,000	$35.4389
6,448	$35.4500
6,700	$35.4600
12,500	$35.4697
17,945	$35.4790
25,112	$35.4902
75,908	$35.5000
5,834	$35.5099
9,300	$35.5216
16,386	$35.5302
10,600	$35.5400
33,181	$35.5482
3,398	$35.5607
3,800	$35.5700
3,176	$35.5800
3,600	$35.5888
4,300	$35.6008
2,098	$35.6100
4,700	$35.6204
12,002	$35.6302
6,094	$35.6398
30,192	$35.6499
5,653	$35.6600
9,290	$35.6703
5,203	$35.6800
8,771	$35.6900
14,008	$35.7000
11,225	$35.7100
18,658	$35.7201
17,291	$35.7331
16,200	$35.7424
55,806	$35.7500
7,202	$35.7600
6,969	$35.7709
5,700	$35.7800
10,300	$35.7900
17,996	$35.7999
10,698	$35.8103
7,799	$35.8200

14,713	$35.8302
10,600	$35.8406
15,635	$35.8498
6,829	$35.8600
5,010	$35.8700
4,200	$35.8800
7,857	$35.8900
12,447	$35.9001
11,000	$35.9116
6,697	$35.9196
9,464	$35.9303
7,036	$35.9400
8,036	$35.9499
10,049	$35.9600
9,540	$35.9698
11,407	$35.9803
22,869	$35.9903
161,824	$36.0000
3,500	$36.0104
2,000	$36.0200
2,800	$36.0300
3,100	$36.0400
3,600	$36.0500
1,100	$36.0600
1,000	$36.0700
4,200	$36.0798
1,400	$36.0900
1,500	$36.1000
1,399	$36.1100
2,701	$36.1200
2,100	$36.1300
1,800	$36.1400
2,300	$36.1500
200	$36.1600

September 17, 2009

No. of Shares Purchased	Price Per Share

8,800	$35.7300
200	$35.7500
800	$35.7900
200	$35.8000
400	$35.8300
200	$35.8500
1,000	$35.8698
1,400	$35.8821
1,300	$35.8900
1,400	$35.9000
900	$35.9100
700	$35.9200
1,174	$35.9300
3,315	$35.9400
4,285	$35.9505
3,116	$35.9601
4,214	$35.9694
6,396	$35.9791
10,600	$35.9900
19,804	$36.0000
3,796	$36.0087
3,500	$36.0204
2,798	$36.0300
300	$36.0425
2,000	$36.0505
3,300	$36.0600
3,478	$36.0703
7,200	$36.0800
6,117	$36.0900
5,900	$36.1007
5,018	$36.1100
4,000	$36.1200
6,200	$36.1306
5,100	$36.1401
2,969	$36.1500
6,404	$36.1600
5,092	$36.1702
7,736	$36.1802
15,553	$36.1899
9,564	$36.1999
5,200	$36.2100
5,100	$36.2197
6,483	$36.2303
8,782	$36.2402
8,887	$36.2500
4,500	$36.2600
10,144	$36.2701
7,543	$36.2800
10,079	$36.2900
18,980	$36.3000
7,844	$36.3102
11,029	$36.3200
11,183	$36.3297
9,133	$36.3400
15,285	$36.3501

15,694	$36.3600
12,105	$36.3699
11,285	$36.3800
10,604	$36.3900
13,512	$36.4000
5,278	$36.4100
3,900	$36.4200
3,021	$36.4300
3,397	$36.4400
3,703	$36.4499
9,597	$36.4600
1,900	$36.4700
4,800	$36.4800
2,200	$36.4902
6,903	$36.5000
3,047	$36.5100
3,000	$36.5200
3,300	$36.5300
3,500	$36.5400
3,200	$36.5500
3,400	$36.5600
7,300	$36.5700
3,610	$36.5800
1,500	$36.5900
3,290	$36.6000
2,898	$36.6100
11,492	$36.6171
2,000	$36.6301
910	$36.6400
800	$36.6500
2,000	$36.6603
817	$36.6702
2,283	$36.6800
600	$36.6900
3,500	$36.7000
1,740	$36.7295
1,700	$36.7409
5,574	$36.7500
1,400	$36.7600
300	$36.7900
6,600	$36.7998
1,400	$36.8104
700	$36.8200
1,300	$36.8296
900	$36.8406
2,100	$36.8502
4,100	$36.8600
2,300	$36.8672

900	$36.8800
200	$36.9000

September 18, 2009

No. of Shares Purchased	Price Per Share

600	$36.1000
200	$36.1100
1,032	$36.1300
1,368	$36.1400
2,400	$36.1482
300	$36.1600
508	$36.1700
500	$36.1800
591	$36.2000
409	$36.2100
74	$36.2200
326	$36.2300
300	$36.2500
600	$36.2600
22,392	$36.2700
500	$36.2800
100	$36.2900
200	$36.3000
1,400	$36.3200
4,869	$36.3297
3,631	$36.3400
2,560	$36.3503
9,679	$36.3599
8,197	$36.3695
4,690	$36.3791
7,041	$36.3904
70,267	$36.3959
7,892	$36.4097
7,400	$36.4207
9,674	$36.4300
5,019	$36.4400
10,885	$36.4500
11,039	$36.4599
12,172	$36.4698
10,193	$36.4796
15,756	$36.4901
26,816	$36.4998
3,720	$36.5087
2,600	$36.5200

3,500	$36.5301
3,400	$36.5400
4,900	$36.5500
2,300	$36.5600
6,070	$36.5706
10,375	$36.5798
21,051	$36.5899
26,198	$36.6002
4,406	$36.6100
3,900	$36.6197
7,600	$36.6296
5,195	$36.6400
9,673	$36.6500
6,300	$36.6600
5,830	$36.6700
5,575	$36.6800
2,165	$36.6900
2,692	$36.7000
802	$36.7100
3,700	$36.7200
7,235	$36.7301
12,215	$36.7414
46,041	$36.7500
12,600	$36.7598
7,149	$36.7699
7,254	$36.7798
1,500	$36.7900
3,100	$36.8000
900	$36.8100
1,600	$36.8200
1,100	$36.8300
2,105	$36.8411
1,395	$36.8500
2,175	$36.8600
1,500	$36.8700
6,725	$36.8800
5,113	$36.8900
5,887	$36.9000
700	$36.9107
1,200	$36.9204
1,853	$36.9300
800	$36.9394
3,000	$36.9460
2,167	$36.9600
600	$36.9700
2,164	$36.9800
3,628	$36.9900
129,189	$37.0000

September 21, 2009

No. of Shares Purchased	Price Per Share

100	$34.7800
200	$34.7900
400	$34.8200
1,300	$34.8300
450	$34.8406
200	$34.8500
700	$34.8700
1,100	$34.8800
1,000	$34.8900
5,600	$34.8991
1,091	$34.9100
2,300	$34.9200
2,600	$34.9300
1,800	$34.9400
5,800	$34.9506
2,702	$34.9600
5,329	$34.9700
6,875	$34.9804
11,442	$34.9900
26,411	$35.0000
1,000	$35.0100
600	$35.0208
400	$35.0300
400	$35.0400
200	$35.0550
400	$35.0613
200	$35.0700
500	$35.0900
400	$35.1025
400	$35.1100
1,103	$35.1205
300	$35.1400
700	$35.1500
897	$35.1583
2,100	$35.1700
500	$35.1800
900	$35.1850
1,900	$35.2003
2,200	$35.2100
1,574	$35.2200
1,600	$35.2300

1,700	$35.2400
3,600	$35.2500
5,713	$35.2600
6,025	$35.2698
8,212	$35.2802
7,181	$35.2900
11,592	$35.3003
6,401	$35.3100
3,759	$35.3202
5,769	$35.3299
13,127	$35.3401
33,386	$35.3500
9,362	$35.3601
14,082	$35.3700
10,880	$35.3797
13,923	$35.3897
7,893	$35.4000
14,001	$35.4109
5,499	$35.4206
4,389	$35.4302
18,459	$35.4398
7,981	$35.4497
7,996	$35.4600
23,311	$35.4701
9,281	$35.4799
15,592	$35.4900
5,898	$35.5000
7,430	$35.5108
2,900	$35.5200
6,968	$35.5300
4,499	$35.5400
6,300	$35.5494
11,700	$35.5601
3,496	$35.5694
6,800	$35.5800
2,700	$35.5900
1,000	$35.5998
1,303	$35.6103
2,699	$35.6200
4,818	$35.6287
3,749	$35.6400
6,331	$35.6500
8,000	$35.6598
2,900	$35.6699
2,000	$35.6800
1,400	$35.6900
1,800	$35.7000
4,704	$35.7113

2,831	$35.7194
5,669	$35.7300
9,596	$35.7400
600	$35.7500
400	$35.7600
400	$35.7700
200	$35.8025
1,017	$35.8100
1,100	$35.8300
2,800	$35.8409
200	$35.8500
1,183	$35.8594
900	$35.8694
900	$35.8800
300	$35.8900
2,600	$35.9100
200	$36.0000
200	$36.0100
2,900	$36.1100
200	$36.1300
100	$36.1400
200	$36.1500
500	$36.1700
400	$36.1800
100	$36.1900
300	$36.2400
3,100	$36.2500

September 22, 2009

No. of Shares Purchased	Price Per Share

200	$35.7825
200	$35.7900
600	$35.8000
1,000	$35.8100
200	$35.8200
4,500	$35.8257
900	$35.8406
1,000	$35.8500
300	$35.8700
200	$35.8800
500	$35.8900
4,507	$35.9000
4,006	$35.9100
6,106	$35.9203

3,970	$35.9303
6,634	$35.9397
10,233	$35.9497
6,212	$35.9600
6,468	$35.9700
17,685	$35.9799
30,740	$35.9906
60,422	$36.0000
19,201	$36.0093
35,409	$36.0206
23,600	$36.0303
22,757	$36.0400
24,053	$36.0503
19,789	$36.0602
18,409	$36.0700
21,608	$36.0800
38,903	$36.0892
27,861	$36.1000
9,489	$36.1100
12,900	$36.1194
14,166	$36.1302
10,596	$36.1400
10,456	$36.1497
14,464	$36.1608
13,348	$36.1703
8,448	$36.1800
5,857	$36.1900
12,125	$36.2000
2,675	$36.2103
5,645	$36.2200
7,500	$36.2299
6,857	$36.2400
9,500	$36.2500
2,700	$36.2600
4,900	$36.2697
3,600	$36.2800
2,300	$36.2900
4,774	$36.3000
3,922	$36.3100
6,302	$36.3200
2,800	$36.3300
3,074	$36.3402
6,416	$36.3500
3,313	$36.3600
1,500	$36.3700
1,338	$36.3800
5,162	$36.3900
6,167	$36.4000

5,800	$36.4100
8,332	$36.4200
6,301	$36.4300
1,400	$36.4400
7,497	$36.4500
200	$36.4600
2,403	$36.4700
1,400	$36.4800
400	$36.4900
800	$36.5000

September 23, 2009

No. of Shares Purchased	Price Per Share

7,650	$36.1500
2,085	$36.1600
2,949	$36.1700
5,643	$36.1800
12,035	$36.1889
31,766	$36.1999
3,656	$36.2100
5,401	$36.2200
4,500	$36.2300
7,591	$36.2402
23,728	$36.2500
5,079	$36.2591
2,300	$36.2687
1,102	$36.2800
4,500	$36.2900
6,373	$36.3008
6,700	$36.3103
6,635	$36.3200
18,366	$36.3296
11,404	$36.3399
45,757	$36.3500
13,491	$36.3603
13,213	$36.3698
18,469	$36.3800
16,413	$36.3901
17,611	$36.4000
11,533	$36.4102
10,316	$36.4201
18,072	$36.4300
6,126	$36.4400
12,381	$36.4500

12,344	$36.4602
20,100	$36.4700
14,354	$36.4792
15,140	$36.4902
12,817	$36.5000
7,198	$36.5094
12,500	$36.5200
9,600	$36.5300
5,470	$36.5400
3,532	$36.5500
2,000	$36.5600
2,100	$36.5700
3,500	$36.5789
2,800	$36.5904
700	$36.6000
1,095	$36.6100
3,605	$36.6197
1,100	$36.6300
1,400	$36.6400
900	$36.6489
2,900	$36.6602
3,700	$36.6701
3,611	$36.6800
5,688	$36.6895
7,301	$36.7001
7,400	$36.7098
6,546	$36.7198
10,942	$36.7298
15,212	$36.7400
19,700	$36.7500
3,200	$36.7600
5,200	$36.7700
3,800	$36.7800
7,983	$36.7900
13,217	$36.7998
6,000	$36.8100
4,674	$36.8200
3,244	$36.8300
6,225	$36.8401
9,067	$36.8500
3,590	$36.8600
2,600	$36.8700
4,600	$36.8801
1,000	$36.8900
2,500	$36.9003
1,000	$36.9100
1,750	$36.9200
850	$36.9300

466	$36.9400
534	$36.9500
400	$36.9700
400	$37.0000

September 24, 2009

No. of Shares Purchased	Price Per Share

712	$35.9600
943	$35.9700
100	$35.9800
1,098	$35.9905
600	$36.0000
316	$36.0200
3,000	$36.0307
1,493	$36.0400
3,507	$36.0503
5,821	$36.0608
3,022	$36.0700
1,302	$36.0800
1,421	$36.0904
2,122	$36.1000
1,198	$36.1100
2,939	$36.1200
1,600	$36.1300
4,540	$36.1400
5,171	$36.1500
2,826	$36.1598
6,140	$36.1700
4,428	$36.1800
6,595	$36.1900
8,933	$36.2002
6,673	$36.2099
6,396	$36.2191
5,343	$36.2297
5,027	$36.2400
8,937	$36.2500
5,099	$36.2600
2,769	$36.2700
6,720	$36.2796
6,444	$36.2900
12,237	$36.3000
3,030	$36.3100
7,254	$36.3200
13,205	$36.3300
6,450	$36.3391

17,734	$36.3500
5,772	$36.3600
74,031	$36.3699
31,960	$36.3802
26,369	$36.3899
25,549	$36.3987
16,440	$36.4098
13,632	$36.4198
11,809	$36.4300
14,796	$36.4397
15,303	$36.4501
5,138	$36.4600
4,727	$36.4699
6,906	$36.4799
15,400	$36.4900
9,803	$36.4997
9,067	$36.5102
5,650	$36.5197
9,514	$36.5301
11,162	$36.5400
13,867	$36.5500
4,001	$36.5600
1,504	$36.5700
2,800	$36.5800
12,205	$36.5900
10,292	$36.6000
7,034	$36.6100
2,817	$36.6200
2,487	$36.6300
2,201	$36.6400
2,352	$36.6500
9,787	$36.6601
6,150	$36.6701
3,300	$36.6800
3,400	$36.6900
7,150	$36.7000
7,693	$36.7100
12,385	$36.7200
3,278	$36.7298
404	$36.7400

September 25, 2009

No. of Shares Purchased	Price Per Share

1,000	$35.0600
900	$35.0700
1,404	$35.0800
6,503	$35.0901
6,293	$35.0994
3,250	$35.1100
6,000	$35.1211
5,200	$35.1282
6,300	$35.1384
4,800	$35.1489
3,700	$35.1596
2,600	$35.1700
3,500	$35.1800
9,632	$35.1900
9,092	$35.1996
3,670	$35.2109
5,087	$35.2200
4,700	$35.2300
6,100	$35.2400
8,490	$35.2497
6,050	$35.2604
5,800	$35.2709
3,000	$35.2800
2,700	$35.2900
6,897	$35.2996
6,500	$35.3089
6,503	$35.3196
5,200	$35.3300
3,100	$35.3400
4,100	$35.3493
2,000	$35.3600
1,100	$35.3700
1,200	$35.3800
300	$35.3900
400	$35.4000
2,700	$35.4080
800	$35.4200
600	$35.4300

2,500	$35.4376
1,000	$35.4500
700	$35.4600
400	$35.4700
1,000	$35.4800
400	$35.4900
2,226	$35.5000
3,600	$35.5117
1,000	$35.5200
800	$35.5300
600	$35.5434
3,950	$35.5491
1,750	$35.5600
600	$35.5700
1,000	$35.5800
200	$35.5900
1,000	$35.6000
2,100	$35.6168
200	$35.6300
2,200	$35.6375
500	$35.6600
1,100	$35.6700
600	$35.6800
400	$35.6900
800	$35.7000
400	$35.7100
400	$35.7200
1,000	$35.7310
400	$35.7500
200	$35.7600
200	$35.7700
300	$35.7800
600	$35.7870
300	$35.8000
200	$35.8200
1,500	$35.8400
400	$35.8500
400	$35.8600
500	$35.8700
400	$35.8900
400	$35.9000
200	$35.9100
400	$35.9400
600	$35.9500
200	$35.9800
400	$35.9900
2,000	$36.0019
1,800	$36.0100

200	$36.0300
400	$36.0400
400	$36.0500
600	$36.0600
300	$36.0700
600	$36.0800
100	$36.0900
600	$36.1000
600	$36.1200
500	$36.1300
2,000	$36.1823
100	$36.1900
700	$36.2000
200	$36.2100
200	$36.2200
400	$36.2300
700	$36.2400
1,800	$36.2500
700	$36.2600
1,500	$36.2700
900	$36.2800
3,700	$36.2919
2,300	$36.3013
2,800	$36.3096
1,800	$36.3200
2,800	$36.3275
1,200	$36.3400
1,400	$36.3500
1,596	$36.3600
1,704	$36.3700
1,600	$36.3800
1,400	$36.3900
5,000	$36.4000
2,300	$36.4100
3,500	$36.4193
1,200	$36.4300
800	$36.4400
600	$36.4500
1,200	$36.4700
700	$36.4800
800	$36.4900
2,469	$36.5000
200	$36.5100
400	$36.5200
647	$36.5300
1,484	$36.5400
401	$36.5500
400	$36.5600

899	$36.5700
3,700	$36.5800
600	$36.5900
500	$36.6000
1,000	$36.6100
1,200	$36.6200
700	$36.6300
600	$36.6400
800	$36.6500
500	$36.6600
600	$36.6700
400	$36.6800
397	$36.6900
1,603	$36.7000
600	$36.7100
200	$36.7200
700	$36.7300
400	$36.7400
600	$36.7500
200	$36.7600
100	$36.7800
200	$36.7900
400	$36.8300
400	$37.0200
3,400	$37.0600
200	$37.0700
200	$37.1400
361	$37.1600
39	$37.1700